            877 N. 8th W., Riverton, Wyoming  82501            307-856-9271            FAX 307-857-3050

For Immediate Release

U.S. ENERGY CORP. PROVIDES OPERATIONS UPDATE

RIVERTON, Wyoming – May 12, 2008 -U.S. Energy Corp. (NASDAQ Capital Market: “USEG”) (“USE” or the “Company”) is pleased to provide the following operations update involving its various business segments.

Lucky Jack Molybdenum Project

On March 31, 2008, Kobex Resources Ltd. exited its option agreement involving the Lucky Jack molybdenum project at Mt. Emmons near Crested Butte, Colorado.  Kobex cited uncertainty in permitting and the overall regulatory environment as reasons for its action, after investing $10 million in the project over the course of a year.  The investment of these funds by Kobex, along with a $5 million budget from USE for the rest of 2008, will maintain strong forward momentum at the project.  This project has “world-class” potential, and USE stands undeterred in its resolve to advance, permit and develop Lucky Jack into a premier primary molybdenum mine that the United States can be proud of.  Once again, USE owns 100% of the project, and the Company is confident in its ability to identify and bring on board a highly qualified partner in the future.  USE has been pleased by the levels of initial interest shown by prospective joint venture partners since Kobex announced its withdrawal from the project.

In addition to the numerous technical studies currently underway at Mt. Emmons, USE recently commissioned Samuel Engineering, Inc. to complete an engineering study that should be finalized by September.  This study will provide pre-feasibility figures and engineered costs for key operational aspects of the project, including mining methodology, milling procedures, tailings disposal and reservoir placement.  The study will provide key components that will be used in the filing of a Plan of Operations with the U.S. Forest Service as early as the fourth quarter of 2008 or early in 2009.

Sutter Gold Mining Inc.

Following the business model of advancing projects to a development stage and then seeking a strategic or financial partner, USE has established specific internal goals for its 54%-owned Sutter Gold Mining, Inc. (SGMI) subsidiary in 2008.  With gold selling near $900 per ounce, this project is well-positioned for advancement to the development stage.  USE believes it is time to monetize its long-held position in SGMI.  This might be accomplished most effectively by selling majority control of the company (while maintaining a minority stake) to a qualified, experienced developer that can bring the mine into production, rather than waiting for SGMI management to secure its own joint venture partner.  USE believes that SGMI’s potential can be realized more efficiently

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May 12, 2008

under the majority ownership of a developer with extensive experience in the gold mining industry.  Alternatively, USE could participate in a company-wide transaction wherein a qualified developer acquires all SGMI shares or assets for cash and/or developer stock issued to USE and minority shareholders.  USE believes such a transaction is possible within the next twelve months.

Oil and Gas

The Company is also pleased to announce that it plans to commence drilling its first Gulf Coast well with PetroQuest Energy, Inc. (NYSE:  PQ) by mid-June 2008.  As identified on PetroQuest’s website, the first well to be drilled, known as the The Bluffs Prospect, is an 8 BCFE target.  We also expect to follow the drilling of The Bluffs Prospect with both the St. Andrews and The Highlands Prospects in the third Quarter of 2008.  These prospects have both been identified as 12 BCFE targets by PetroQuest.  U.S. Energy has a 20% working interest in each of these wells.

PetroQuest has been very prudent in its lease acquisition program and has identified several prospects within a very large area of mutual interest in a highly prospective region of the Gulf Coast.  While there are no guarantees in oil and gas exploration, USE is confident that it has chosen a proven partner that can identify, drill and produce wells with the potential to generate significant cash flow for USE for many years to come.  We will provide further details as our drilling program advances.

Additionally, USE continues to evaluate opportunities with other qualified partners in the oil and gas industry that have proven track records of success.  Our near term objective remains to allocate a meaningful portion of our cash resources to a sector of the natural resource industry that should benefit from robust energy prices that are likely to prevail over the long term.

Real Estate

In light of Kobex’s decision to withdraw from the Lucky Jack molybdenum project and USE’s subsequent dedication of additional corporate resources to the development of this project, the Company has decided to complete the Gillette, Wyoming multi-family housing project and discontinue further real estate development.  At the date of this writing, USE is both on budget and ahead of schedule in Gillette, having completed four 24-plexes that are fully occupied.  All nine 24-plexes should be completed and occupied by September 30, 2008, a full four months ahead of schedule.  Further, the entire project is over 95% committed for occupancy and should be generating $240,000 per month in revenue to USE by October 2008.   USE expects to have permanent financing in place by then, and the Company is exploring ways to monetize this investment before the end of 2008.  USE has received an appraisal valuing the project at approximately $29 million upon completion, compared with a total project cost that should not exceed $26 million.  USE has invested approximately $7 million of equity capital into the project and would realize a very impressive return on investment if the development can be sold at a price

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that approximates its appraised value.  After the divestiture, USE will be engaged solely in the energy and natural resources sector.

Renewable Energy

USE has launched a new strategic initiative to investigate the development and production of energy from renewable energy sources.  The new initiative will focus initially on advanced biomass, solar and wind power technologies.

Company officials see tremendous opportunity and potential with renewable and environmentally clean energy projects.  The Company has stressed environmental stewardship in all of its activities by adopting environmentally responsible practices and hopes to expand these practices into the renewable energy arena.

Initial plans call for working with industry experts, government and educational entities, and the Company hopes to announce project plans later this year.

Management Comments

“USE’s success last year was made possible, to a large degree, by the Company’s long-term strategy of diversification within the natural resources industry, and this philosophy will continue to guide management in the future,” stated Keith Larsen, Chief Executive Officer of the Company.  “Today, a cash-rich balance sheet presents both challenges and opportunities to USE, and it is the responsibility of management to exercise prudence when evaluating strategic opportunities that can enhance future shareholder value.  As a publicly traded company, we believe our stock price has suffered from confusion among some investors regarding management’s strategic approach to the creation of value for our shareholders.”

“The secret to USE’s success, as evidenced in last year’s sale of most of our uranium assets for over $100 million (and $40 million in future payments), involves identifying ‘diamonds in the rough,’ often during periods of market inefficiency, then having the ability, foresight and patience to enhance to value of such assets to prospective buyers or joint venture partners.  We have accomplished this with our uranium and coalbed methane assets through the understanding of markets, timing and hard work.  Our goal is to replicate such success with other commodities, such as molybdenum and renewable resources.”

“Continued diversification, prudent investment of cash and U.S. Treasury Bills, which exceed $73 million at March 31, 2008, and a primary focus on the Lucky Jack Project will define our emphasis for the year 2008, and USE fully expects these efforts to lead to greater value for our shareholders,” commented Mark Larsen, President of U.S. Energy Corp.

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“While we will continue to seek out ‘ground floor’ natural resource opportunities that may require multi-year commitments of capital and other corporate resources in pursuit of large investment returns, the risks associated with such a strategy will be balanced through partnerships and the devotion of a portion of our cash to what we believe will prove to be lower- to mid-risk opportunities in an effort to generate recurring revenues, including as oil and gas development and renewable energy projects,” he concluded.

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ABOUT U.S. ENERGY CORP.

Disclosure Regarding Mineral Resources
Under SEC and Canadian Regulations;
and Forward-Looking Statements

The Company owns or may come to own stock in companies which are traded on foreign exchanges, and may have agreements with some of these companies to acquire and/or develop the Company’s mineral properties.  Examples of these other companies are Sutter Gold Mining Inc. and Kobex Resources Ltd.  These other companies are subject to the reporting requirements of other jurisdictions.

United States residents are cautioned that some of the information available about our mineral properties, which is reported by the other companies in foreign jurisdictions, may be materially different from what the Company is permitted to disclose in the United States.

This news release includes statements which may constitute “forward-looking” statements, usually containing the words “believe,” “estimate,” “project,” “expect," or similar expressions.  These statements are made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995.  Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements.  Factors that would cause or contribute to such differences include, but are not limited to, future trends in mineral prices, the availability of capital, competitive factors, and other risks.  By making these forward-looking statements, the Company undertakes no obligation to update these statements for revision or changes after the date of this release.

For further information on the differences between the reporting limitations of the United States, compared to reports filed in foreign jurisdictions, and also concerning forward-looking statements, please see the Company’s Form 10-K (“Disclosure Regarding Forward-Looking Statements”; “Disclosure Regarding Mineral Resources under SEC and Canadian Regulation”; and “Risk Factors”); and similar disclosures in the Company’s Forms 10-Q.

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For further information, please contact:
Keith G. Larsen, CEO or Mark J. Larsen, President
U.S. Energy Corp. (307) 856-9271